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A subsidiary of Stolt-Nielsen S.A.	C/o Stolt Offshore M.S. Limited Dolphin House Windmill Road Sunbury-on-Thames Middlesex, TW16 7HT England	Tel: + 44 1932 773700 Fax: + 44 1932 773701 www.stoltoffshore.com
	Contact:	Richard M. Lemanski US +1 (203) 625 3604 UK +44 1224 718436 rlemanski@stolt.com

Stolt Offshore S.A. Announces Third Quarter Results
And Additional Management Changes

        London, England—October 7, 2002—Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) today reported results for the third quarter and nine months ended August 31, 2002. The net loss for the quarter was $17.2 million, or $0.21 per share, on net operating revenue of $368.9 million, compared with a net income of $17.5 million, or $0.20 per share, on net operating revenue of $365.6 million for the same period last year. Excluding a one-off gain of $8.0 million on the sale of Big Inch Marine Systems, the net loss for the quarter was $25.2 million or $0.30 per share. The weighted-average number of common share equivalents outstanding for the quarter was 83.1 million compared with 87.2 million for the same period of 2001.

        For the nine-month period ended August 31, 2002 the Company reported a net loss of $12.1 million, or $0.14 per share, on net operating revenue of $996.4 million. This compares with a net loss of $4.3 million, or $0.05 per share, on net operating revenue of $838.7 million for the same period last year. Excluding a one-off gain of $8.0 million on the disposal of Big Inch Marine Systems, the net loss for the nine-month period ended August 31, 2002 was $20.1 million or $0.24 per share. The weighted-average number of common share equivalents outstanding for the latest nine-month period was 85.1 million compared with 87.2 million for the first nine months of last year.

        The Company today also announced, effective immediately, that Alan Brunnen, Chief Operating Officer and Joel Leroux, Director of Product Lines, are leaving the company. Bruno Chabas has been appointed the new Chief Operating Officer and Jan Chr. Engelhardtsen has been appointed interim Chief Financial Officer.

        Commenting on the quarterly result, Niels G. Stolt-Nielsen, interim Chief Executive Officer, said, "The result for the quarter is extremely disappointing. We have been too optimistic when calculating cost and time and have failed to make reserves for delays and faults of subcontractors nominated by our clients. This has resulted in cost over-runs and operational problems on projects and a delay on a major pipelay contract in Nigeria. In addition we have a continued weak market in the Gulf of Mexico.

        "Our industry is suffering as a consequence of customers requiring contractors to assume increased risks when we take on larger and more complex projects. We will, of course, continue to take on EPIC contracts as the market demands—it is the strategy of this company to be an EPIC contractor—but we will not accept contractually onerous terms, which we have in the past. Our preference is to contract high risk projects on a cost-plus basis or working as part of a consortium in order to spread risk and project profitability.

        "In Southern Europe, Africa and the Middle East, we have made progress on the Shell Bonga project in the design and procurement of the steel catenary risers which will be installed in a water depth of 1,000 meters in Nigeria in 2004. After completing the detailed engineering study for the installation and tie-in of the risers, we are now forecasting higher than expected fabrication and installation costs mainly due to unforeseen anchorages of the flowlines and failure to perform by one of the main local contractors.

        "We continued on the installation work on the Burullus Scarab and Saffron project in Egypt, the first deepwater development in the Eastern Mediterranean. This has involved the installation of two 65-kilometer 24-inch and 36-inch diameter gas export trunk lines together with 40 kilometers of in-field flowlines, umbilicals and associated subsea structures. Cost over-runs on this project have been experienced due to changes in project planning, materials supplied by the customer that were both late and defective, and difficulties with a nominated sub-contractor requiring additional engineering, management and supervision costs.

        "The installation work for the Offshore Gas Gathering System (OGGS) project for Shell in Nigeria, the largest pipeline offshore West Africa, has now commenced. Progress on the pipelay work has however been delayed by late delivery of key items by a third party that is outside our control. This has had a negative impact on the utilization of the LB 200 pipelay barge. Earnings for this project previously expected in 2002 will be delayed until the first half of 2003. We also made progress on the fabrication of the deck that will shortly be installed by the Seaway Polaris on the OGGS Riser Platform.

        "Engineering work continues on both the Shell Forcados Yokri project in Nigeria and the ChevronTexaco Sanha Condensate project in Angola. Phase Two of the installation work on the TotalFinaElf Girassol and the Jasmine tie-in projects commence later in the year.

        "In the U.K. Region, we had a disappointing quarter due to pipeline burial problems on the Conoco CMS project and a general low level of activity. Pipeline burial is a high-risk activity, which has typically been contracted on a lump sum basis. We have now adopted a policy under which we will not take on this type of work on a lump sum basis, without sharing some of the risk with the client.

        "New contract awards in this region include a $41 million contract from NAM for the Neptunus K7 and K15 tie-back projects.

        "In the Norway Region we saw a high level of activity, good project delivery and improving margins on new project awards. We were awarded a $50 million contract from TotalFinaElf Norway for the tie-back of the Skirne and Byggve subsea wells to the Heimdal platform.

        "In the North America Region there has been a low level of activity and continuing weak margins throughout the quarter in the Gulf of Mexico. We recently received letters of intent for three projects for the DLB 801 pipelay barge. The largest project calls for the installation of 47 kilometres of 30-inch diameter gas pipeline across Boston Harbour as part of the Duke Energy Hubline project. The majority of activity for these projects is expected to occur during the latter part of the fourth quarter 2002 and the first quarter of 2003.

        "In Brazil, the Seaway Condor completed her upgrading in dry dock and is now capable of laying flexible flowlines in a water depth of 2,000 meters on her new four-year contract for Petrobras.

        "In Asia Pacific the Arwana pipelay barge had a 90-day pipelay program for TotalFinaElf on the Tunu project.

        "The Paragon engineering companies have seen a steady activity level, and satisfactory profits.

        "Our backlog now stands at $1.8 billion of which $488 million is for the remainder of 2002. This compares with a backlog of $1.6 billion for this time last year of which $378 million was for 2001. Contract awards during the third quarter totalled $210 million. The level of bids outstanding now stands at $3.7 billion, similar to this time last year.

        "In August 2002 the Company sold substantially all of the assets and business of Big Inch Marine Systems, Inc., which manufactures subsea pipeline connectors and flanges, for approximately $18 million to Oil States Industries, Inc.

        "In light of the disappointing results for Stolt Offshore, in late September the Company's Board of Directors agreed to accept an offer from Stolt-Nielsen S.A., the Company's parent, to exchange $40 million of debt owed by the Company to Stolt-Nielsen S.A. for 9.4 million Common shares at an exchange price of $4.25 per share. On completion of this transaction the total number of Common share equivalents outstanding is 93.3 million.

        "It is clear that we have excellent technologies, assets and a unique deepwater installation track record. However, despite the considerable effort and progress made during the past two years in improving project and risk management, we have failed in the execution of our EPIC projects. The new team will not change strategy, but will remove all internal obstacles that stand in the way for successful project tendering and execution.

        "Despite expected growth in the accessible market for our business from $10 billion this year to $15 billion in 2004, our entire industry is currently suffering with low profit levels due to customers loading more and more risks on their EPIC contractors without the necessary improved rewards. This situation must change for the offshore construction sector to become a healthy and viable industry," Mr. Stolt-Nielsen concluded.

        Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

        This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20F/A for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

Conference Call Information		Replay Facility details
Lines will open 10 minutes prior to conference call		This facility is available from 12 noon EST (5pm BST) Monday October 7th, until 5pm EST (10pm BST), Monday October 14th.
Date:	Monday October 7th, 2002
Time:	10am EST (3pm BST)	Dialing from the UK:	0800 953 1533
Freephone Dial In Numbers:
UK	0800 953 0810	Dialing from the US:	1866 276 1167
USA	1 866 789 2220
Norway	800 165 26	International Dial In:	+44 1452 55 00 00
France	0805 111 340
Italy	800 782 436	Passcode:	646375#
Netherlands	0800 023 4612
Reservation No:	646375
Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com

STOLT OFFSHORE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Unaudited Three Months Ended		Unaudited Nine Months Ended
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
Net operating revenue	$368,943	$365,578	$996,419	$838,654
Operating expenses	(371,153)	(313,261)	(953,419)	(762,630)

Gross (loss)/profit	(2,210)	52,317	43,000	76,024
Equity in net income of non-consolidated joint ventures	4,013	2,222	9,517	6,923
Administrative and general expenses	(15,292)	(15,191)	(51,222)	(47,485)
Other operating income/(expense)	5,077	(204)	5,911	2,170

(Loss)/income from operations	(8,412)	39,144	7,206	37,632
Non-operating (expense)/income
Interest expense, net	(4,563)	(7,162)	(12,682)	(22,204)
Foreign exchange gain	565	291	528	1,124

(Loss)/income before income taxes and minority interests	(12,410)	32,273	(4,948)	16,552
Income tax provision	(5,506)	(11,165)	(4,526)	(16,775)

(Loss)/income before minority interests	(17,916)	21,108	(9,474)	(223)
Minority interests	717	(3,604)	(2,657)	(4,042)

Net (loss)/income	$(17,199)	$17,504	$(12,131)	$(4,265)

PER SHARE DATA
Net (loss)/profit per share
Basic	$(0.21)	$0.20	$(0.14)	$(0.05)
Diluted	$(0.21)	$0.20	$(0.14)	$(0.05)
Weighted average number of Common Shares and Common Share equivalents outstanding
Basic	83,068	87,225	85,113	87,192
Diluted	83,068	87,680	85,113	87,192
SELECTED INFORMATION
Capital expenditures	$20,796	$17,307	$39,623	$59,588
Depreciation and amortization	$24,575	$22,282	$67,927	$64,203

STOLT OFFSHORE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	Unaudited August 31, 2002	Unaudited August 31, 2001	Audited November 30, 2001
ASSETS
Cash and cash equivalents	$9,037	$12,780	$11,670
Other current assets	485,084	486,443	561,297
Fixed assets, net of accumulated depreciation	778,631	799,921	779,471
Other non-current assets	212,912	232,217	207,825

Total assets	$1,485,664	$1,531,361	$1,560,263

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank overdrafts	$8,890	$20,245	$5,240
Current portion of long-term debt and capital lease obligations	40,031	23,999	23,653
Accounts payable and accrued liabilities	398,356	406,227	465,882
Long-term debt and capital lease obligations	365,009	325,036	335,026
Other non-current liabilities	61,229	80,192	70,440
Shareholders' equity
Common Shares	140,486	140,457	140,457
Class B Shares	68,000	68,000	68,000
Paid-in-surplus	403,076	463,648	463,615
Retained earnings	37,793	62,375	52,436
Accumulated other comprehensive loss	(7,225)	(58,818)	(64,486)
Treasury Shares	(29,981)	—	—

Total shareholders' equity	612,149	675,662	660,022

Total liabilities and shareholders' equity	$1,485,664	$1,531,361	$1,560,263

Total interest-bearing debt and capital lease obligations, net of cash and cash equivalents and receivables from related parties	$404,893	$356,500	$352,249

STOLT OFFSHORE S.A. AND SUBSIDIARIES
SEGMENTAL ANALYSIS
(in thousands)

        In 1999, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which changed the way the Company reported information about its operating segments. The tables below show summarized profit and loss information relating to this disclosure. Balance sheet information has not been disclosed as there has not been a material movement in segmental assets since November 30, 2001.

        The Company has seven reportable segments based on geographical regions: Asia Pacific, North America, Norway, SEAME(a), South America, UK and Corporate. Management may from time to time change the segmentation of the business, which will result in a restatement of the figures.

	Asia Pacific	North America	Norway	SEAME(a)	South America	UK	Corporate	Total
For the three months ended August 31, 2002
Net operating revenue — external	$7,256	$30,720	$40,257	$155,650	$12,371	$94,365	$28,324	$368,943
Net operating revenue — internal(b)	$263	$16,362	$8,919	$35,504	$3,465	$27,031	$(571)	$—
Income/(loss) from operations	$794	$1,435	$6,929	$(27,815)	$3,804	$(7,115)	$13,556	$(8,412)
Interest expense, net								$(4,563)
Foreign exchange gain								$565

Loss before taxes and minority interests								$(12,410)

For the three months ended August 31, 2001
Net operating revenue — external	$13,529	$93,028	$43,869	$132,548	$11,507	$62,849	$8,248	$365,578
Net operating revenue — internal(b)	$(544)	$5,061	$4,365	$12,897	$3,761	$3,069	$(5,112)	$—
Income/(loss) from operations (c)	$1,031	$(4,911)	$1,160	$14,873	$2,414	$2,378	$22,199	$39,144
Interest expense, net								$(7,162)
Foreign exchange gain								$291

Income before taxes and minority interests								$32,273

For the nine months ended August 31, 2002
Net operating revenue — external	$19,859	$154,934	$79,270	$455,358	$38,923	$159,468	$88,607	$996,419
Net operating revenue — internal(b)	$851	$42,823	$19,503	$66,771	$9,826	$46,376	$3,136	$—
Income/(loss) from operations	$110	$(7,323)	$10,847	$(558)	$9,701	$(9,230)	$3,659	$7,206
Interest expense, net								$(12,682)
Foreign exchange gain								$528

Loss before taxes and minority interests								$(4,948)

For the nine months ended August 31, 2001
Net operating revenue — external	$24,526	$161,199	$83,172	$375,423	$37,765	$143,078	$13,491	$838,654
Net operating revenue — internal (b)	$(419)	$16,456	$22,633	$38,550	$5,609	$29,279	$5,054	$—
(Loss)/income from operations (c)	$(195)	$(6,656)	$8,146	$24,863	$6,419	$8,886	$(3,831)	$37,632
Interest expense, net								$(22,204)
Foreign exchange gain								$1,124

Income before taxes and minority interests								$16,552

(a)
SEAME is defined as Southern Europe, Africa and the Middle East
(b)
Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero
(c)
Income/(loss) from operations reflects the reclassification of items previously disclosed as "other non-operating income/(expense)'.

        Two customers each individually accounted for more than 10% of the Company's revenue in the quarter and nine months ended August 31, 2002, respectively. The revenue from these customers was $80.9 million for the quarter and $211.1 million for the nine months and was attributable to the Norway and SEAME segments. In the quarter ended August 31, 2001, three customers each individually accounted for more than 10% of the revenue. For the nine months ended August 31, 2001, two customers each individually accounted for more than 10% percent of the revenue. The revenue from these customers was $188.3 million for the quarter and $318.3 million for the nine months ended August 31. These revenues were attributable to the Asia Pacific, North America, Norway, SEAME and UK segments.

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Stolt Offshore S.A. Announces Third Quarter Results And Additional Management Changes
STOLT OFFSHORE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
STOLT OFFSHORE S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands)
STOLT OFFSHORE S.A. AND SUBSIDIARIES SEGMENTAL ANALYSIS (in thousands)